November 7, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:	Soupman, Inc. Form 10-K for Fiscal Year Ended August 31, 2012 Filed December 14, 2012 File No. 0-53943

Dear Mr. Thompson:

Thank you for the telephone call today regarding  Soupman, Inc. (“Soupman”).

We greatly appreciate the staff’s prompt response as we are about to file our Form 10-K for the fiscal year ended August 31, 2013 (“2013 10-K”).

As discussed, we hereby confirm that we will file as an exhibit to the 2013 10-K a copy of the Warrant Agreement issued by us for the warrant that we  recorded as a debt issue cost and that we will further ensure that the 2013 10-K will include the disclosure we provided to the staff in response to:

1.	Comment 3 from the staff’s letter of February 4, 2013;
2.	Comment 3 from the staff’s letter of March 22, 2013;
3.	Comment 6 from the staff’s letter of May 22, 2013;
4.	Comment 4 from the staff’s letter of June 28, 2013; and
5.	Comment 3 from the staff’s letter of October 4, 2013.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you require anything further from us, please do not hesitate to contact the undersigned by telephone at (212) 768-7687.  In the interim, we look forward to confirmation from the staff that we have resolved its comments regarding the 2012 Form 10-K.

Sincerely, Robert Bertrand President & Chief Financial Officer Soupman, Inc.